EXHIBIT 99.1

NEWS RELEASE

South Bow Shares Findings of Root Cause Analysis of Milepost 171 Incident

CALGARY, Alberta, Feb. 13, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) and the Pipeline and Hazardous Materials Safety Administration (PHMSA) have received the independent third-party root cause analysis (RCA) of the incident that occurred at Milepost 171 (MP-171) of the Keystone Pipeline on April 8, 2025, near Fort Ransom, N.D.

Root cause analysis findings

According to the RCA, the characteristics of the MP-171 incident were unique. Both the pipe and welds conformed to industry standards for design, materials, and mechanical properties. Additionally, the pipe was transported in accordance with industry standards, and the pipeline was operating within its design pressure at the time of the incident. The RCA identified:

  The failure resulted from a fatigue crack that originated along the pipe's manufactured long-seam weld.
  The seam weld geometry was a primary contributor to the failure, leading to a stress concentration that likely initiated the crack during transportation from the pipe mill, before construction and subsequent operations.
  Multiple in-line inspections had previously been completed on the section of pipe, including three generations of ultrasonic shear wave technology from two different vendors.
  The presence of hydrogen contributed to material brittleness and increased the growth rate of the fatigue crack, which developed during normal operations spanning 15 years.

The RCA is available on PHMSA's website at https://www.phmsa.dot.gov/foia/phmsa-electronic-reading-room.

"This was a complex set of unique circumstances. We are committed to learning from this incident and are already implementing remedial measures and enhancements across our systems to prevent future incidents," said Bevin Wirzba, South Bow's chief executive officer. "I am grateful to our team for their swift and thoughtful actions during the incident response and cleanup efforts, and for their respectful engagement with the community.”

Remedial actions

South Bow is actively progressing its remedial actions, with seven in-line inspection runs and 51 integrity digs completed to date. Preliminary results indicate no injurious issues. The in-line inspection process has been modified to address known tool limitations by overlaying data from previous tool runs and implementing improvements in data analysis methods. South Bow will continue to work closely with its in-line inspection technology vendors to advance tool performance and validation, address and resolve tool limitations, and develop new technologies. Additional in-line inspection tool runs and integrity digs are scheduled for 2026 as part of South Bow's comprehensive program to address the findings and recommendations from the RCA investigation.

As part of PHMSA's Corrective Action Order (CAO), South Bow has submitted its remedial work plan to the regulator for approval. This plan includes the corrective actions already completed, along with addressing RCA recommendations. As South Bow conducts this remedial work, any findings will be incorporated into the plan and the Company's programs to enhance system integrity and ensure safe operations. South Bow is committed to maintaining transparency with its regulators, customers, and industry peers throughout this process.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including, without limitation, the following: PHMSA approvals and satisfaction of the CAO and remedial work plan; continued efforts to improve in-line inspection tool performance and evaluations; planned in-line inspection tool runs and integrity digs; the expectation that South Bow will ensure safe and reliable operations on the Keystone Pipeline; expected remedial plans and actions; and the incorporation of findings from remedial work into the Company's integrity programs.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form dated March 5, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations

Martha Wilmot	Solomiya Lyaskovska
investor.relations@southbow.com	communications@southbow.com